Exhibit 99.1

Capital Stage AG

Hamburg

Announcement pursuant to section 23 para. 1 sentence 1 no. 3 of the German Securities Acquisitions and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz ("WpÜG"))

INFORMATION PROVIDED IN THIS DOCUMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE AN ESSENTIAL VIOLATION OF THE RELEVANT LAW OF SUCH JURISDICTION.

On July 28, 2016, Capital Stage AG, Hamburg, (the "Bidder") published the Offer Document for the voluntary public takeover offer (in the form of an exchange offer) to the shareholders of CHORUS Clean Energy AG, Neubiberg/Munich, ("CHORUS"), to acquire all of their no-par value bearer shares of CHORUS (ISIN DE000A12UL56) (the "CHORUS Shares") for an consideration of five (5) new no-par value bearer shares of the Bidder (the "Capital Stage Offer Shares") for each three (3) CHORUS Shares (the "Takeover Offer). The acceptance period for this Takeover Offer ended on October 5, 2016, at 24:00 (CET) (the "Reference Date")

1.	Until the Reference Date, the Takeover Offer has been accepted for a total of 26,159,985 CHOURS Shares. This corresponds to approximately 94.42% of the issued share capital and the existing voting rights as of the Reference Date of CHORUS, as far as publicly known.
2.	Neither the Bidder nor persons acting jointly with the Bidder within the meaning of sec. 2 (5) WpÜG nor any of their subsidiaries held any CHORUS Shares on the Reference Date. This corresponds to 0% of the existing share capital and voting rights of CHORUS.
3.	The Bidder entered into tender commitments (“Irrevocable Undertakings”) with five shareholders of CHORUS for 4,053,377 CHORUS Shares (see item 6.8 of the offer document). This corresponds to approx. 14.63% share capital and voting rights of CHORUS. From the Bidder’s perspective, the Irrevocable Undertakings constitute an instrument pursuant to sec. 25(1) no. 2 of the German Securities Trading Act (“WpHG”). As of the Reference Date, the Takeover Offer has been accepted for 4,053,377 CHORUS Shares based on these Irrevocable Undertakings. This corresponds to approx. 14.63% of the existing share capital and voting rights of CHORUS (these 4,053,377 CHORUS Shares are already included in the total number of CHORUS Shares for which the Takeover Offer has been accepted pursuant to no. 1 of this notification).

4.	Beyond that, neither the Bidder nor persons acting jointly with the Bidder within the meaning of sec. 2 (5) WpÜG nor any of their subsidiaries directly or indirectly held any instruments in the meaning of sec. 25 WpHG and thus any further voting right participations in relation to CHORUS to be notified in accordance with sec. 25, 25a WpHG. As of the Reference Date, no further voting rights from CHORUS Shares pursuant to sec. 30 WpÜG were attributed to them.

Important information

This announcement is for information purposes only. It is neither an offer to exchange, purchase or sale nor a solicitation of an offer to exchange shares of CHORUS Clean Energy AG, but constitutes a legally required announcement according to the WpÜG in the context of a public takeover offer. Furthermore this announcement is neither an offer to exchange, purchase or sale nor a solicitation of an offer to exchange shares of Capital Stage. The final terms and further provisions regarding the public Takeover Offer are disclosed in the offer document that has been approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht). Investors and holders of CHORUS shares are strongly recommended to read the offer document and all announcements in connection with the public takeover offer as they contain or will contain important information.

The takeover offer will be conducted exclusively on the basis of the laws of the Federal Republic of Germany, in particular, the German Securities and Takeover Act and the regulation on the Content of the Offer Document, Consideration for Takeover Offers and Mandatory Offers and the Release from the Obligation to Publish and Issue an Offer (the "WpÜGAngebV").

The Exchange Offer is made in the USA on the basis of an exception to the rules for takeover offers in accordance with rule 14d-1(c) of the US Securities Exchange Act of 1934, as amended, (the “Securities Exchange Act”) and the offer and the issue of the shares of the Bidder offered here (as defined in item 3 of this Offer Document) is made on the basis of an exception to the US registration rules pursuant to rule 802 of the US Securities Act of 1933, as amended (the “Securities Act”). The Exchange Offer is otherwise made under the applicable German provisions. The Exchange Offer is made for the securities of a German company. The Exchange Offer is therefore subject to disclosure and other procedural provisions – for instance in relation to withdrawal rights, the offer timetable, settlement provisions and the date on which the consideration is rendered – that may differ from the disclosure and procedural rules used in US exchange offers. Financial statements included in the offer document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of US companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the Bidder and CHORUS are located in Germany, and some or all of their officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment. The Bidder may purchase securities otherwise than under the Exchange Offer.

Subject to item 1.2 of the offer document, the publication, mailing, dissemination or distribution of the offer document and other documents associated with the Takeover Offer outside the Federal Republic is prohibited for third parties.

This publication is available online at http://www.capitalstage.com under the heading “Investor Relations ‒ Public Takeover of CHORUS Clean Energy”. This announcement is provided likewise as of 10 October 2016.

This document is published in German and as an English translation. In the event of any conflict or inconsistency between the English and the German versions, the German version shall prevail.

Capital Stage AG
The Management Board